SYNC2 NETWORKS CORP.
1800 NE 114th Street
Suite 2110
Miami, Florida 33181
telephone: 305.895.2865

February 14, 2014

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Patrick Gilmore, Accounting Branch Chief Joyce Sweeney, Staff Accountant

Re:	Sync2 Networks Corp. Form 10-K for Fiscal Year Ended June 30, 2013 Filed October 1, 2013 Form 10-Q for Quarterly Period Ended September 30, 2013 Filed November 20, 2013 File No. 333-152551

To Whom It May Concern:

On behalf of Sync2 Networks Corp., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated February 11, 2014 (the “SEC Letter”) regarding the Annual Report on Form 10-K for fiscal year ended June 30, 2013 (the "Annual Report") and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (the "Quarterly Report").

Form 10-K for Fiscal Year Ended June 30, 2013

Exhibit 31.1 and 31.2

1. Please be advised that we inadvertently filed certifications that were not in the exact form set forth in Item 601(b)(31)(i) of Regulation S-K. Please be advised that certifications consistent with the language set forth in Item 601(b)(31) are attached to Amendment No.1 to the Annual Report.

Securities and Exchange Commission
Page Two
February 14, 2014

Form 10-Q for Quarterly Period Ended September 30, 2013

Exhibit 31.1 and 31.2

1. Please be advised that we inadvertently filed certifications that were not in the exact form set forth in Item 601(b)(31)(i) of Regulation S-K. Please be advised that certifications consistent with the language set forth in Item 601(b)(31) are attached to Amendment No.1 to the Quarterly Report.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Sync2 Networks Corp.

By:	/s/ Warren Gilbert
President/Chief Executive Officer